8500 Andrew Carnegie Boulevard Charlotte, NC 28262	John M. McCann Managing Director, Associate General Counsel, Asset Management Law (704) 988-6543 (tele) (704) 988-1615 (fax) jmccann@tiaa.org

November 15, 2018

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 118 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Hahn:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 118 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 115, which was filed with the Securities and Exchange Commission (“SEC”) on August 31, 2018 (the “initial filing”). The purpose of this filing is to make the new TIAA-CREF Green Bond Fund (“Green Bond Fund”) and the TIAA-CREF Short Duration Impact Bond Fund (the “SDIB Fund”) effective.

Many of the changes made in the Amendment are in response to your comments on the Prospectus and Statement of Additional Information (“SAI”) included in the initial filing, as relayed to me by telephone on October 16, 2018. Set forth below are responses to your comments on the initial filing.

1.      Please confirm that all of the exhibits and other supplemental information generally required to be included with an effective registration statement and that were omitted from the initial filing will be provided in the Amendment.

The Registrant confirms that all of the exhibits and other supplemental information generally required to be included with an effective registration statement that were omitted from the initial filing have been provided in the Amendment.

2.      In the prospectus for the Green Bond Fund, please indicate that 80% of the fund’s net assets will be invested in Green Bonds. Alternatively, please consider amending other disclosure in the fund’s prospectus to clarify the extent to which the fund will be invested in green bonds.

Jaea Hahn
November 15, 2018

The Registrant respectfully declines to amend the prospectus for the Green Bond Fund to include an 80% test related to “green bonds” in the Green Bond Fund’s name. Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) requires that a fund adopt an 80% policy in three situations: (i) when it has a name suggesting investment in certain investments or industries; (ii) when it has a name suggesting investment in certain countries or geographic regions; and (iii) when it has a name suggesting it is exempt from federal income tax or from both federal and state income tax. Consistent with this standard, the Green Bond Fund has adopted an 80% names rule policy applicable to its investments in “bonds.”

The Registrant does not believe that the term “green” is a term that falls under any of the three categories outlined in Rule 35d-1. “Green” does not suggest investment in certain industries, countries or geographic regions or suggest that the Green Bond Fund is exempt from any tax. The term “green” is not specifically addressed in the Rule 35d-1 adopting release or the Securities and Exchange Commission Staff (the “Staff”) guidance regarding frequently asked questions about Rule 35d-1, in which the Staff distinguished between a term that suggests an investment objective or strategy and a term that suggests a type of investment. As used by the Green Bond Fund, the term “green” describes a strategy and not a particular type of investment. The Green Bond Fund seeks to achieve its investment objective by investing in “green” investments, which generally include (i) securities of companies that develop or provide products or services that seek to provide environmental solutions and/or support efforts to reduce their own environmental footprint; (ii) investments that support environmental projects; (iii) structured securities that are collateralized by assets supporting environmental themes; and (iv) securities that, in the opinion of the Fund’s investment adviser, have no more than a negligible direct negative environmental impact. The Green Bond Fund has adopted an 80% policy with regard to its investment in bonds, but we respectfully submit that the Green Bond Fund is not required to adopt an 80% policy with regard to its “green” investment strategy.

The Registrant has, however, clarified the “Principal investment strategies” section of the Green Bond Fund’s prospectus to read “[t]he Fund seeks to invest the substantial majority of its assets in “green” investments.”

3.      In the prospectus for the Green Bond Fund, please clarify whether the fund’s fixed-income investments will be subject to any credit, maturity or duration limits.

The investments of the Green Bond Fund are not subject to any credit, maturity or duration limits. The Green Bond Fund’s prospectus indicates that the “Fund primarily invests in a broad range of investment-grade bonds.” The prospectus further indicates that the “Fund may also invest in other fixed-income securities, including those of non-investment grade quality or unrated securities of comparable quality.” The Green Bond Fund’s prospectus has been revised to state that “the Fund may also invest in fixed-income securities of any maturity or duration.”

4.      The Green Bond Fund prospectus indicates that the fund may “purchase and sell futures, options, swaps, forwards and other fixed-income derivative instruments to carry out the Fund’s investment strategies.” Please tailor this disclosure to indicate how derivative instruments will be used by the fund.

The Registrant has added the following disclosure to the Green Bond Fund prospectus: “[t]he Fund may also invest in credit default swaps or index credit default swaps primarily to hedge or manage risks

Jaea Hahn
November 15, 2018

manage risks associated with assets held by the Fund or to facilitate the implementation of portfolio strategies for the Fund.”

5.      The Green Bond Fund prospectus lists “Fixed-Income Foreign Investment Risk” and “Emerging Markets Risk” as primary risks of the fund. Please clarify supplementally whether foreign and emerging market investments are primary investment strategies of the Fund. Please also clarify supplementally why the fund uses the Bloomberg MSCI U.S. Green Bond Index (“U.S. Green Bond Index”) benchmark index rather than a foreign green bond index.

Please note that foreign investments are listed as a principal investment strategy of the Green Bond Fund. The “Principal Investment Strategies” section of the Green Bond Fund’s prospectus indicates “the Fund intends to invest in bonds issued by both domestic and foreign issuers; including foreign issuers from emerging markets countries.” The Green Bond Fund has elected to use the U.S. Green Bond Index as its benchmark index as opposed to the Bloomberg Barclays MSCI Global Green Bond Index (the “Global Green Bond Index”) because the vast majority of the securities contained within the Global Green Bond Index are denominated in currencies other than the U.S. dollar. While the Green Bond Fund will invest in foreign securities, it is expected to have very little exposure to any non-U.S. dollar denominated securities. For this reason, the U.S. Green Bond Index was chosen as the Green Bond Fund’s benchmark index.

6.      The Green Bond Fund prospectus lists “Illiquid Investments Risk,” “Non-Investment Grade Securities Risk” and “Floating and Variable Rate Securities Risk” as primary risks of the fund. Please clarify supplementally why these are listed as primary risks of the fund as they do not appear to be primary investment strategies of the Fund.

The Registrant believes that a number of principal investments of the Green Bond Fund may be subject to illiquid investment risk, including, without limitation, bonds of issuers in emerging markets countries, and for this reason, it is appropriate to include this corresponding risk factor. The Registrant also believes the “Non-Investment Grade Securities” risk factor to be applicable as the “Principal Investment Strategies” section of the Green Bond Fund’s prospectus indicates that “the Fund may invest in other fixed-income securities, including those of non-investment grade quality.” The Registrant has clarified disclosure in the “Principal Investment Strategies” section of the Green Bond Fund’s prospectus to indicate that “the Fund may invest in securities having a variable or floating interest rate.”

7.      In the prospectus for the Green Bond Fund, please tailor the risk factor entitled “Derivatives Risk” to cover those derivative instruments likely to be used by the fund.

The “Derivatives Risk” disclosure in the Green Bond Fund’s summary prospectus indicates that the Green Bond Fund may use “single name or index credit default swaps;” both of which are likely to be the predominant type of derivative instrument used by the Green Bond Fund. The “Derivatives Risk” disclosure set forth in the Green Bond Fund’s statutory prospectus further indicates that “[t]hese derivatives involve the risk of mispricing or improper valuation and the risk that the prices of certain options, futures, swaps (including credit default swaps)… may not correlate perfectly with the prices or performance of the underlying security.”

Jaea Hahn
November 15, 2018

8.      In the SDIB Fund prospectus, please define the term “duration” or indicate that the term is defined in the glossary of terms later in the fund’s prospectus.

The SDIB Fund prospectus has been modified to indicate “[t]he term “duration” is defined in the Glossary section in the non-summary portion of the Prospectus.”

9.      In the SDIB Fund prospectus, please provide an example of how duration operates.

The Glossary of the SDIB Fund indicates “[f]or example, the price of a bond with a duration of two years will rise (fall) two percent for every one percent decrease (increase) in its interest rate.”

10.  In the section of the Fund prospectus entitled “Additional information about investment strategies and risks of the Funds,” the prospectus reads “some funds may have a policy of normally investing at least 80% of its assets… in the type of securities suggested by its name” Please modify this disclosure to indicate that all funds covered by the prospectus have this policy.

The prospectus disclosure has been modified to indicate “each Fund has a policy of normally investing at least 80% of its assets… in the type of securities suggested by its name.”

11.  In the section of the Fund prospectus entitled “Additional information about investment strategies and risks of the Funds,” the prospectus reads that “[c]ertain derivative instruments may be included for purposes of a Fund’s 80% policy.” Please also disclose in this section that only those derivative instruments that have economic characteristics similar to the securities included in the fund 80% policy will be included. Please also disclose that derivative instruments will be valued on a mark-to-market basis.

The Funds’ prospectus disclosure has been modified to indicate “[a] Fund will generally include in its 80% investment policy derivative instruments that have economic characteristics similar to the securities included in the Fund’s 80% policy. Derivative instruments will also generally be valued on a mark-to-market basis.”

12.  Please confirm supplementally that each Fund has the records necessary to support the calculation of prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 (“Advisers Act”).

The Registrant confirms that each Fund has the records necessary to support the calculation of prior performance as required by Rule 204-2(a)(16) under the Advisers Act.

13.  In the SAI for the Funds, please disclose that it may take longer than 7 days for bank loans to settle and that this settlement period may affect a fund’s short-term liquidity. Please also disclose that bank loans are not securities and may not have the protections of the federal securities laws.

The section of the SAI entitled, “Loan Participations and Assignments; Direct Loans” indicates that “[l]oans are generally subject to extended settlement periods and may take more than seven days.” This section of the Funds’ SAI further indicates that “[c]ertain loans may not be considered securities under the federal securities laws. In such circumstances, fewer legal protections may be available with respect to a

Jaea Hahn
November 15, 2018

Fund’s investment in loans. In particular, if a loan is not considered a security under the federal securities laws, certain legal protections normally available to securities investors under the federal securities laws, such as those against fraud and misrepresentation, may not be available.”

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If you have any questions, please do not hesitate to call me at (704) 988-6543.

Very truly yours,

/s/ John M. McCann

John M. McCann

cc: Rachael M. Zufall

Managing Director, Associate General Counsel